EXHIBIT 99.2
                                                                    ------------

                             Delinquency Information
                             -----------------------


Arrears Information for the Month Ending 31 / December / 2000
For Series 2000 - 1G Medallion MBS Pass-Through Program


                                1-30 days                  31-60 days                61-90 days               90+ days
                       -------------------------    ----------------------    ----------------------    ---------------------
                                         amt in                    amt in                    amt in                   amt in
                       bal of loans      arrears    bal of loans   arrears    bal of loans   arrears    bal of loans  arrears
                       ============      =======    ============   =======    ============   =======    ============  =======

Total                     18,621,993      75,640      4,463,148     51,272       2,033,143    40,634       1,977,662   61,238

No of Loans                                  162                        36                        20                       16

Closing Pool Balance   1,434,708,180
No of Loans                   14,537

% balance                          0           0              0          0               0         0               0        0
% no of pool                                   0                         0               0         0
